Gores Holdings VIII, Inc.

6260 Lookout Road

Boulder, CO 80301

February 22, 2021

VIA EDGAR

Ms. Alexandra Barone

Office of Technology

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Holdings VIII, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-252483)

Dear Ms. Barone

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252483), as thereafter amended and supplemented from time to time, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on February 24, 2021 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310-8849 and that such effectiveness also be confirmed in writing.

Very truly yours,

Gores Holdings VIII, Inc.

By:	/s/ Mark Stone
Name:	Mark Stone
Title:	Chief Executive Officer

cc:	Weil, Gotshal & Manges LLP
Heather Emmel, Esq.

Ropes & Gray LLP
Paul D. Tropp, Esq.
Christopher J. Capuzzi, Esq.